

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2013

Via E-mail
Roger M. Slotkin
Chief Executive Officer
HydroPhi Technologies Group, Inc.
3404 Oackcliff Road, Suite C6
Doraville, GA 30340

>   **Re: HydroPhi Technologies Group, Inc. (f/k/a Big Clix, Corp.)**
>   **Amendment No. 1 to Current Report on Form 8-K**
>   **Filed November 22, 2013**
>   **File No. 000-55050**

Dear Mr. Slotkin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please include the representations included at the end of our letter dated October 24, 2013 ("Tandy Representations") in your next response letter. Please note that these representations must be made by the company, rather than counsel.

2. We note your response to comment 8 in our letter dated October 24, 2013. Please also disclose the basis for the following assertions:

   - "A water molecule contains 2.7 times the energy of a molecule of gasoline and, if utilized properly, can provide enormous fuel savings." (page 6)

   - "In the burgeoning demand for power across the world, it is not feasible or timely to continue to build the centralized power plants and distribution infrastructure that was constructed across North America and Europe over the last many decades." (page 6)

- "One of the values of the system is its extremely high-reliability to operate in the rugged environment of on-road and other harsh, unprotected situations, where the vibrations, outside conditions and different engine revolutions per minute place tremendous demand on individual components, control electronics and system performance." (page 7) In this regard, we note that your disclosure at the top of page 6 indicates that the system has only recently undergone on-road testing, which is being conducted by a third-party.

- "In the 'history' of hydrogen based technologies to achieve improvements in fuel efficiency there has also been an evolutionary move away from 'chemical' based systems to those that operate solely on water and electricity eliminating any of the hazardous components and by-products that were residual effects of such systems." (page 24)

If you do not have appropriate independent support for the above statements, please revise the language to clarify that the assertions are your belief based upon your experience in the industry, if true, or delete such statements.

Business Development and Marketing, page 7

3. We note your statement on page 8 that you will try to use distributors and dealers to "expand [your] penetration of the Class 7 and Class 8 logistics vehicles and buses." However, we also note your statement on page 9 that you have made no sales other than sales for the purposes of system testing. Accordingly, please revise your disclosure to clarify that you have not yet penetrated any of the markets in which you plan to compete.

Customer Concentration, page 9

4. We note your response to comment 13 in our letter dated October 24, 2013. Please also disclose the specific systems that your potential customers are in the process of testing. For example, please disclose whether the systems being tested are being tested in Class 7 and 8 logistics vehicles, Class 5 and 6 vehicles, or some other system.

5. We note your disclosure that you have entered into a master distribution and marketing agreement with Energia Vehicular Limpia S.A. de C.V. Please file this agreement as an exhibit to this Form 8-K, or tell us why you do not believe that the exhibit is material. Please refer to Item 601(b) of Regulation S-K.

Intellectual Property, page 11

6. We note your response to comment 15 in our letter dated October 24, 2013 and your reference to your patent being fully "prosecuted." To the extent you are in litigation regarding this patent; please provide additional detail regarding such litigation.

<u>Certain Relationships and Related Party Transactions, page 37</u>

7. Please include the names of the related persons mentioned in your disclosure. In this regard, we note your disclosure in the first sentence of the first and second paragraphs on page 38 referencing notes payable and a promissory note to "related parties." Refer to Item 404(a)(1) of Regulation S-K. We also note that the issuance of shares to Mr. Slotkin and the additional business expenses for which Mr. Slotkin was reimbursed, referenced in the first paragraph on page 37, are not reflected in the Summary Compensation Table. Please advise or revise.

Please contact Jennifer López, Staff Attorney at (202) 551-3792, Lisa Kohl, Staff Attorney at (202) 551-3252, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director

cc: Andrew Hudders